AB *PM



10031861


SEC Mail Processing Section
RECEIVED
AUG 30 2010
Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52384

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Adirondack Trading Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13 Hayslette Drive
(No. and Street)

Lake Luzerne	NY	12846
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradley Hayslette (518) 654-6927
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bradley Hayslette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Adirondack Trading Group LLC, as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Cynthia Sherwood 08/09/2010

Notary Public


CYNTHIA SHERWOOD
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN WARREN COUNTY
NO. 4970568
MY COMM. EXP AUG 13, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADIRONDACK TRADING GROUP LLC

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2010

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Members of
Adirondack Trading Group LLC

We have audited the accompanying statement of financial condition of Adirondack Trading Group LLC as of June 30, 2010 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Adirondack Trading Group LLC as of June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
August 9, 2010

ADIRONDACK TRADING GROUP LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2010

ASSETS

Cash and cash equivalents	$ 28,155
Receivable from broker/dealers	13,941
Equipment at cost, less accumulated depreciation of $3,668	-0-
Other assets	1,000
TOTAL ASSETS	$ 43,096

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 12,507
Members' Capital	$ 30,589
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 43,096

The accompanying notes are an integral part of this financial statement.

ADIRONDACK TRADING GROUP LLC

NOTES TO FINANCIAL STATEMENTS

EIGHTEEN MONTHS ENDED JUNE 30, 2010

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was organized in the state of New York on July 12, 1999. The Company will terminate no later than July 2, 2029. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

A substantial portion of the Company's revenue is derived from one customer.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

As a limited liability company the Company has elected to file as a partnership for federal income tax purposes. Income taxes are therefore the responsibility of the individual members of the Company.

NOTE 3 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

Level 1 inputs have been applied to value cash and cash equivalents on the statement of financial condition. No valuation techniques have been applied to all others assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic values.

NOTE 4 - OPERATING AGREEMENT

The Company's operating agreement allows the transfer of ownership interests. However, unless the transfer is approved by all of the members of the Company, the new member will not have voting rights in the Company.

NOTE 5 - RELATED PARTIES

Through common ownership and management the Company is affiliated with Adirondacks Stables, Inc. and Southern Adirondack Enterprises, LLC.

The Company's principal member is responsible for generating virtually all the Company's commission revenue for the eighteen months ended June 30, 2010. However, no commissions were paid to the member related to that production. In addition, during the eighteen months ended June 30, 2010 the Company paid its principal member $34,000 in rent and $10,800 in accounting fees.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2010 the Company's net capital and required net capital were $28,970 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 44%.

NOTE 7 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments, including exchange-traded options. These derivative financial instruments are used to meet the needs of customers.

Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned hereafter.

In order to facilitate the foregoing activity, as well as other securities transactions on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Initial Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Initial

NOTE 7 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENTS - *(Continued)*

Broker/dealer, fully disclosing the customer name and other information. The Initial Broker/dealer then forwards those transactions to another broker/dealer (Clearing Broker/dealer) for execution. This type of clearing arrangement is commonly known as a "third party clearing agreement" or a "piggyback arrangement". The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf.

In consideration for introducing customers' transactions, the Company receives commissions and other consideration, less the processing and other charges of the Initial Broker/dealer and the Clearing Broker/dealer. According to the terms of the agreement, the Company may not enter into any other clearing agreements without written consent of the Initial Broker/dealer. Additional terms of the agreement require the Company to maintain a $25,000 deposit with the Clearing Broker/Dealer to assure the Company's performance under the agreement.

As part of the terms of the agreement, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer through the Initial Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.